INTERLINE BRANDS, INC.
801 W. Bay Street
Jacksonville, Florida 32204

August 2, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549

Attention: Andrew P. Schoeffler

Interline Brands, Inc.
Registration Statement on
Form S-1 (File No. 333-126515)

Dear Mr. Schoeffler:

Pursuant to your telephonic communication with Carl McCarthy of Paul, Weiss, Rifkind, Wharton & Garrison LLP, we hereby confirm that in relation to the request by Interline Brands, Inc. (the “Company”) of the acceleration of the above-referenced Registration Statement, the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact either me at (904) 421-1432 or Carl B. McCarthy at (212) 373-3563.

Very truly yours,

INTERLINE BRANDS, INC.

By:	/s/ Laurence W. Howard
	Name:	Laurence W. Howard
	Title:	Vice President, General Counsel and Secretary

cc:                                 John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP

Carl B. McCarthy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP